Filed by Secure Computing Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: CyberGuard Corporation

Subject Company’s Exchange Act

File No. 0-24544

8-18-05 All Employee Message

SECURE COMPUTING CONFIDENTIAL

Dear Secure TEAM,

Today is the start of something big for Secure. Our Team is going to get substantially bigger soon!

Simultaneously with this message Secure is issuing a press release announcing the acquisition by Secure Computing of CyberGuard Corporation. I’m completely thrilled with this transaction! Secure’s foundation will be strengthened significantly with the addition of an excellent team of 285 people at CyberGuard, their more than 3,000 customers around the world and by the addition of their three outstanding product lines. CyberGuard is a company we know well – we compete with them at times and they are a without a doubt a worthy adversary with tenacity, loyal customers and very good products. As a stand alone company CyberGuard is expected to produce approximately $70 million in Revenue in 2005. When added to Secure’s guidance for 2005 of $108 Million this takes Secure Computing into the revenue league with much larger players. Our world wide revenue will be a very healthy breakout of approximately 55% domestic and 45% international with a robust 21% of our total revenue coming from the US Federal Government.

We expect the transaction to close in mid November. The acquisition is being financed with 70% stock and 30% cash. As part of the transaction I’m also delighted to announce that one of Wall Street’s finest private investment banks, Warburg Pincus, is investing $70 Million into Secure. We should be very proud of having Warburg team with Secure. They have a very healthy high technology portfolio of over 100 companies and have enjoyed numerous big wins. As an example they were the lead investor and partner in BEA Systems and also in Veritas two huge Silicon Valley success stories. Their, involvement in the transaction sends a very big message to Wall Street and it’s one that will pay dividends for Secure. They consistently associate themselves with leaders in the market segments, as evidence, their last investment was to buy Neiman Marcus.

At the close of the transaction we will be adding a very experienced technology executive from Warburg Pincus, Cary Davis, to our Board of Directors. As CyberGuard’s shareholders will own approximately 28% of Secure following the close of the proposed transaction we are adding one of their existing directors to our Board of Directors. I’m very happy to tell you that Mr. Richard L. Scott, a very experienced and successful business executive and the largest shareholder of CyberGuard will be joining Secure’s Board.

I believe the timing of this is perfect for Secure Computing. There will be a huge amount of work to achieve the full benefit of the transaction and I am completely confident in our ability to execute very well and take full advantage of the opportunity this acquisition presents. Our experience with our acquisitions of Gauntlet and N2H2 is in no small way responsible for my confidence. We’ve done a superior job of integrating those product lines, resulting in better, more competitive products than either Secure or Gauntlet and N2H2 alone. We’ve done a superb job of retaining and growing the customer bases of those acquisitions and we will do the same thing with CyberGuard’s technology and customers. I’ve said for years now that if I were a CIO and couldn’t buy Sidewinder to protect my network I’d buy CyberGuard to do the job. It’s exciting to have the two best security technologies in the application firewall world to make into one even better offering. The same holds true of CyberGuard’s Webwasher technology and SmartFilter. Combining these is truly a 1+1=3 proposition!

Consider also that CyberGuard’s firewall product and filtering product represent approximately 85% of their revenue. We will be integrating both of these technologies synergistically with our like products to produce best of breed combined product offerings in both the Unified Threat Management (“UTM”) space and the Secure Content Management (“SCM”) space. It’s important to note that UTM and SCM are the two fastest growing segments in the IT Security Industry and we will be ideally positioned in them!

The remaining portion of CyberGuard’s business is their SG product offerings which represent a low end appliance capability that has seen rapid growth in the year since acquired Snap Gear. We’re excited to add this technology to our offerings and believe it will be very attractive to our customers and our distribution channel.

Make no mistake, there is a lot of “heavy lifting” and tough decisions ahead to ensure that we’re doing the best for our shareholders and taking full advantage of the opportunity ahead. I have complete confidence that our team coupled with our new employees from CyberGuard will maximize the potential, execute well and turn our opportunity into reality.

We’ll hold a special all hands Business Update Meeting Friday morning at 8:30 Pacific time by conference call to provide more color and answer any questions you may have. Dial in information will be published shortly.

We have a great TEAM and culture at Secure – the CONCEPT of Culture! Recall at our July BUM I said that it was up to all of us to instill Secure’s Concept of Culture into new additions to our team. We have a great opportunity to do that now as a TEAM. We competed tooth and nail with CyberGuard for a long time and now we’re going to be one TEAM. I’m really looking forward to this and, along with everyone else on the Secure Team, to welcoming our new TEAM members to a bigger, better and more competitive Secure Computing!

Let’s make good things happen! Thanks for your support!

john